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                                                              EXHIBIT (a)(5)(iv)




                   RESOURCE AMERICA, INC. ANNOUNCES RESULTS OF
               DUTCH AUCTION AND EXERCISE OF OVER-ALLOTMENT RIGHT


         Philadelphia, PA, October 25, 2000 - Resource America, Inc. (NASDAQ:
REXI) today announced the preliminary results of its "Dutch Auction" tender offer, which expired on October 24, 2000. Based on a preliminary count by the depositary for the tender offer, 10,674,078 shares of common stock (including 1,406,827 shares tendered through guaranteed delivery procedures) were properly tendered at $9.00 per share and not withdrawn. This tender is in excess of the 5,000,000 shares Resource had offered to purchase. Resource has determined to exercise its right, as set forth in the offer to purchase, to purchase an additional 472,021 shares in the offer. Because the offer was oversubscribed at $9.00 per share, the amount Resource will purchase from each shareholder who tendered at that price (which includes shareholders who specified in their tenders that they would accept the price determined by the offer) will be pro rated. Based upon the preliminary count, Resource estimates that the pro ration factor will be 51.26%. The determination of the actual number of shares to be purchased, the purchase price and the pro ration factor are subject to final confirmation, the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures), and the impact of odd-lot tenders, and will be announced following completion of the confirmation process. Resource will pay for those shares validly tendered, accepted and properly delivered promptly following that time.

         Resource commenced the tender offer on September 26, 2000, when it offered to purchase up to 5,000,000 shares of its common stock (plus, at its option, an additional 472,021 shares) at a price between $9.00 and $11.00 per share net to the seller in cash, without interest. Resource currently has approximately 23.6 million shares issued and outstanding. Resource expects to have approximately 18.1 million shares issued and outstanding immediately following payment for the tendered shares.

         The Dealer Manager for the tender offer was Friedman, Billings, Ramsey & Co., Inc. and the Information Agent was D.F. King & Co., Inc.